SCHEDULE 13D

Amendment No. 1
Information International Incorporated
Common Stock
Cusip # 456740109
Filing Fee: No


Cusip # 456740109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	286,219
Item 8:	None
Item 9:	286,219
Item 10:	None
Item 11:	658,276
Item 13:	27.44%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	(No change)

Item 2.	Identity and Background.

	Item 2 is amended by adding the following:

	In January 1995 AVIV was liquidated, and all its assets, including Shares held by AVIV, were distributed to its shareholders. See Item 5 below.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended by adding the following:

	On January 12, 1995 FIL purchased from the former shareholders of AVIV, in a private transaction, an aggregate of 372,057 Shares, for cash of $6.00 per Share, or $2,232,342. FIL used its own assets in making such purchases, and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	(No change)

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended by adding the following:

	In January 1995 AVIV was liquidated, and all its assets, including Shares held by AVIV, were distributed to its shareholders. On January 12, 1995 FIL purchased from the former shareholders of AVIV, in a private transaction, an aggregate of 372,057 Shares, for cash of $6.00 per Share, or $2,232,342. As part of that transaction, FIL agreed that, if FIL receives cash proceeds from the disposition of the securities purchased by FIL in an amount greater than $6.00 per Share, FIL will share any profit on a 50/50 basis with the selling shareholders after deduction by FIL of a 15% per annum return, compounded annually, on the $6.00 per Share purchase price. FIL has sole power to vote and to dispose of those 372,057 Shares.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Item 6 is amended by adding the following:

	See Item 5 above.


Item 7.	Material to be Filed as Exhibits.

	(No change)

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 16, 1995	By:	/s/Arthur Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR